UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2010

001-34717

(Commission File Number)

Alpha and Omega Semiconductor Limited

(Translation of registrant’s name into English)

Clarendon House

2 Church Street

Hamilton HM 11

Bermuda

(Address of principal registered office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “predict,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “may,” “should,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our ability to anticipate market needs or develop new or enhanced products to meet those needs;

•	our ability to integrate our expertise in developing power semiconductors;

•	our ability to maintain relationships with third-party foundries and subcontractors;

•	our ability to compete in our industry;

•	our ability to defend ourselves in intellectual property infringement lawsuits against us and protect our confidential information and intellectual property rights;

•	our ability to successfully identify and manage any potential acquisitions;

•	our investment in our in-house packaging and testing facility;

•	our ability to build and maintain relationships and achieve additional design wins with leading original design manufacturers, or ODMs and original equipment manufacturers, or OEMs;

•	our expectations regarding the use of proceeds from our initial public offering;

•	our ability to retain senior management and key personnel and recruit qualified engineers and other skilled employees;

•	our ability to manage growth; and

•	economic and business conditions in China.

All forward-looking statements involve risks, assumptions and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many factors, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. For a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties, see our filings with the Securities and Exchange Commission, including the section titled “Risk Factors” contained in the final prospectus prepared in connection with our registration statement on Form F-1. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results.

Alpha and Omega Semiconductor Limited

Interim Financial Report

Fiscal Quarter Ended March 31, 2010

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

(unaudited)

	Note	March 31, 2010	June 30, 2009
ASSETS
Noncurrent assets:
Property, plant and equipment	6	$33,486	$28,254
Intangible assets		4,058	5,120
Investment in an associate	7	24,313	19,399
Deferred income tax assets	14	2,283	1,218
Other noncurrent assets		472	298

Total noncurrent assets		64,612	54,289

Current assets:
Inventories	9	26,045	22,803
Trade receivables	8	22,822	20,912
Other current assets		5,276	1,945
Cash and cash equivalents	13	58,252	60,416

Total current assets		112,395	106,076

Total assets		$177,007	$160,365

EQUITY
Capital and reserves attributable to the equity holders of the company:
Common shares	10	$16	$16
Convertible preferred shares		21	21
Share premium
Common shares	10	187	89
Convertible preferred shares		50,170	50,170
Other reserves		16,423	14,491
Retained earnings		58,658	30,012

Total equity		125,475	94,799

LIABILITIES
Noncurrent liabilities:
Borrowings	12	—	8,610
Deferred income tax liabilities	14	86	95
Finance lease	11	579	1,019

Total noncurrent liabilities		665	9,724

Current liabilities:
Trade and other payables	15	35,410	36,146
Current income tax liabilities	19	3,622	2,545
Borrowings	12	—	5,246
Trade and other payable to an associate	23	9,747	9,281
Finance lease	11	562	386
Provisions	16	1,526	2,238

Total current liabilities		50,867	55,842

Total liabilities		51,532	65,566

Total equity and liabilities		$177,007	$160,365

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands, except per share data)

(unaudited)

		Three Months Ended March 31,		Nine Months Ended March 31,
	Note	2010	2009	2010	2009
Revenue	5	$77,672	$27,072	$216,371	$126,197
Cost of goods sold	17,18	56,845	23,509	158,730	100,114

Gross profit	17,18	20,827	3,563	57,641	26,083

Research and development expenses	17,18	5,447	3,899	15,040	14,416
Selling, general and administrative expenses	17,18	6,093	4,252	17,597	15,482

Total operating expenses		11,540	8,151	32,637	29,898

Operating profit (loss)		9,287	(4,588)	25,004	(3,815)

Finance income		11	54	30	617
Finance cost		(31)	(135)	(162)	(453)

Finance income (loss), net		(20)	(81)	(132)	164

Share of profit (loss) of an associate	7	815	(675)	4,914	(633)

Profit (loss) before income tax		10,082	(5,344)	29,786	(4,284)
Income tax expense	19	494	250	1,140	43

Profit (loss) for the period attributable to equity holders of the Company		$9,588	$(5,594)	$28,646	$(4,327)

Earnings (loss) per share for profit (loss) attributable to equity holders of the Company
Basic per share	20	$1.20	$(0.71)	$3.60	$(0.55)
Diluted per share	20	$0.47	$(0.71)	$1.42	$(0.55)
Weighted-average number of shares used in computing earnings (loss) per share
Basic	20	7,970	7,897	7,949	7,913
Diluted	20	20,601	7,897	20,180	7,913

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2010	2009	2010	2009
Profit (loss)	$9,588	$(5,594)	$28,646	$(4,327)
Other comprehensive income (loss):
Currency translation differences	8	(15)	34	(70)

Total comprehensive income (loss)	$9,596	$(5,609)	$28,680	$(4,397)

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(in thousands)

(unaudited)

	Attributable to Equity Holders of the Company
	Share Capital and Share Premium Capital	Other Reserves	Retained Earnings	Total
Balance at June 30, 2008	50,545	11,125	30,554	92,224
Currency translation differences	—	(122)	—	(122)
Loss for the year	—	—	(542)	(542)
Repurchase of common shares	(300)	—	—	(300)
Share option plan:
Value of employees’ services	—	3,541	—	3,541
Proceeds from shares issued	51	—	—	51
Deferred tax charged to equity	—	(53)	—	(53)

Balance at June 30, 2009	$50,296	$14,491	$30,012	$94,799
Currency translation differences	—	34	—	34
Profit for the period	—	—	28,646	28,646
Share option plan:
Value of employees’ services	—	1,898	—	1,898
Proceeds from shares issued	98	—	—	98

Balance at March 31, 2010	$50,394	$16,423	$58,658	$125,475

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

		Nine Months Ended March 31,
	Note	2010	2009
Cash flows from operating activities
Cash generated from operations	21	$23,604	$10,979
Interest paid		(162)	(453)
Income tax paid	19	(1,152)	(929)

Net cash generated from operating activities		22,290	9,597

Cash flows from investing activities
Purchase of property, plant and equipment	6	(9,147)	(6,721)
Purchases of intangible assets		(30)	(5)
Proceeds from sale of property, plant and equipment	6	—	168
Restricted cash released	13	—	201

Net cash used in investing activities		(9,177)	(6,357)

Cash flows from financing activities
Proceeds from exercise of share options	10	98	32
Repurchase of common shares	10	—	(300)
Proceeds from borrowing	12	—	6,000
Repayment of borrowing		(13,856)	(856)
Payments of capitalized IPO costs		(1,269)	—
Principal payment on finance lease	11	(264)	(170)

Net cash generated from (used in) financing activities		(15,291)	4,706

Net increase (decrease) in cash and cash equivalents		(2,178)	7,946
Cash and cash equivalents at beginning of period		60,416	44,094
Exchange gains (losses) on cash and cash equivalents		14	(40)

Cash and cash equivalents at end of period		$58,252	$52,000

Supplemental cash flow disclosures:
Changes of property, plant and equipment included in trade and other payables		$1,608	$(868)
Capitalized IPO costs included in trade and other payables		$1,189	$—

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1—THE COMPANY:

Alpha and Omega Semiconductor Limited and its subsidiaries (the “Company”) design, develop and supply a broad range of analog semiconductors, specializing in power semiconductors. The Company conducts its operations primarily in the United States of America (“USA”), Hong Kong, Macau, China, Taiwan, Korea, Japan and Singapore.

The Company was incorporated in Bermuda on September 27, 2000 as an exempted limited liability company. The address of its registered office is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The unaudited financial statements for the three and nine months ended March 31, 2010 were authorized for the issuance by an officer of the Company, pursuant to authority granted by the audit committee of the Board of Directors, on April 21, 2010.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended June 30, 2009, as described in those annual financial statements.

The consolidated financial statements are presented in the United States dollars (“U.S. dollars”), which is the Company’s functional currency.

Basis of Preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Boards. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial liabilities at fair value through profit or loss.

This consolidated interim financial information for the three and nine months ended March 31, 2010 has been prepared in accordance with IAS 34, ‘Interim financial reporting’. The consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended June 30, 2009, which have been prepared in accordance with IFRS.

In the opinion of management, the unaudited interim consolidated financial statements have been prepared in accordance with IFRS and include all adjustments, consisting only of normal and recurring adjustments, necessary for the fair statement of the Company’s financial statements. The results of the three and nine months ended March 31, 2010 are not necessarily indicative of the results to be expected for the fiscal year ending June 30, 2010.

Use of Estimates

The preparation of consolidated financial statements in conformity with IFRS requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial information are disclosed in Note 4 to the consolidated financial statements.

Standards, Amendments and Interpretations Adopted by the Company for Periods Starting After July 1, 2009

The following standards, amendments to existing standards and interpretations have been applied to accounting periods beginning on or after July 1, 2009:

•

IAS 23 (Amendment), Borrowing costs. The amendment requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs is removed. The adoption did not have a material impact on the Company’s financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

•

IAS 1 (revised), Presentation of financial statements. The revised standard prohibits the presentation of items of income and expenses (that is, non-owner changes in equity) in the statement of changes in equity, requiring non-owner changes in equity to be presented separately from owner changes in equity in a statement of comprehensive income. The adoption did not have a material impact on the Company’s financial statements.

•

IFRS 2 (amendment), Share-based payment (effective July 1, 2009). The revised standard deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. These features need to be included in the grant date fair value for transactions with employees and others providing similar services; they do not impact the number of awards expected to vest or valuation there of subsequent to grant date. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The adoption did not have a material impact on the Company’s financial statements.

•

IFRlC 17, Distribution of noncash assets to owners. The interpretation is part of the IASB’s annual improvements project published in April 2009. This interpretation provides guidance on accounting for arrangements whereby an entity distributes noncash assets to shareholders either as a distribution of reserves or as dividends. IFRS 5 has also been amended to require that assets are classified as held for distribution only when they are available for distribution in their present condition and the distribution is highly probable. The adoption did not have a material impact on the Company’s financial statements.

•

IAS 27 (revised), Consolidated and separate financial statements. The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. The adoption did not have a material impact on the Company’s financial statements.

•

IFRS 3 (revised), Business combinations (effective from July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The adoption did not have a material impact on the Company’s financial statements.

•

IAS 38 (amendment), Intangible assets. The amendment is part of the IASB’s annual improvements project published in April 2009 and the Company applied IAS 38 (amendment) from the date IFRS 3 (revised) was adopted. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. The adoption did not have a material impact on the Company’s financial statements.

•

IFRS 5 (amendment), Measurement of noncurrent assets (or disposal groups) classified as held-for-sale. The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of noncurrent assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The adoption did not have a material impact on the Company’s financial statements.

•

IAS 1 (amendment), Presentation of financial statements. The amendment is part of the IASB’s annual improvements project published in April 2009. The amendment provides clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or noncurrent. By amending the definition of current liability, the amendment permits a liability to be classified as noncurrent (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares any time. The adoption did not have a material impact on the Company’s financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Consolidation

Subsidiaries —Subsidiaries are entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Associate —An associate is an entity over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investment in an associate is accounted for using the equity method of accounting and is initially recognized at cost. The Company’s investment in an associate includes goodwill, net of any accumulated impairment loss, identified on acquisition.

The Company’s share of the associate’s post-acquisition profits or losses is recognized in the statements of income (loss), and its share of post-acquisition changes in reserves is recognized in reserves. The cumulative post-acquisition changes are adjusted against the carrying amount of the investment. When the Company’s share of losses in the associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred obligations to make or made payments on behalf of the associate.

Unrealized gains on transactions between the Company and its associate are eliminated to the extent of the Company’s interest in the associate. Unrealized gains or losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the associate have been changed where necessary to ensure consistency with the policies adopted by the Company.

Foreign Currency Translation

Functional and Presentation Currency—Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency.

Transactions and Balances—Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at balance sheet date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of income (loss).

Translation —The results and financial position of all the Company entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•

income and expenses for each statements of income (loss) are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•

on consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken to shareholders’ equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the statements of income (loss) as part of the gain or loss on sale.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the Company’s chief executive officer. The Company is organized as, and operates in, one operating segment (Note 5).

Inventories

Inventories are stated at the lower of cost or net realizable value on a first-in, first-out basis. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Current and Deferred Income Tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the statements of income (loss), except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

The current income tax expense is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided for in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or a liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different entities where there is an intention to settle the balances on a net basis.

Provisions

Provisions are recognized when: (i) the Company has a present legal or contractual obligation as a result of past events, (ii) it is probable that an outflow of resources will be required to settle the obligation and (iii) the amount can be reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

The Company provides a one year standard product warranty. Warranty cost is accrued for as a charge to cost of goods sold when revenue is recognized. The estimated warranty cost is based on historical product performance experience and potential quality issues known to management.

The Company allows returns from certain distributors under the stock rotation program. The amount of returns is limited based on individual distributor agreement. The Company estimates stock rotation provision based on historical returns and individual agreement. Stock rotation provision is accrued for as a reduction of both revenue and cost of goods sold at the time when the revenue is recognized.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Revenue Recognition

The Company recognizes revenue when the significant risks and rewards of ownership of the products are transferred and the amount of revenue and associated costs can be measured reliably. Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s business activities and is presented net of returns, rebates and discounts. Revenue is generally recognized upon delivery and less the estimated amount of potential price adjustments and returns.

Revenue to certain distributors is deferred until the distributor resells the products to the end customer due to price protection and right of returns that cannot be reliably measured.

The Company's revenue is subject to seasonality. Typically in the past, the Company has experienced sales peaks two to three months ahead of major holidays such as Christmas and the Lunar New Year. However, this seasonal factor has been in the past, and may in the future be, partially offset by revenue generated from new products or changes in distributor ordering patterns in response to channel inventory adjustments. As a result, the Company's revenue and operating results may fluctuate significantly from quarter to quarter.

Share-Based Compensation

The Company maintains an equity-settled, share-based compensation plan under which share options were granted to employees, directors and consultants of the Company. The fair value of these options, as determined at the date of grant using the Black-Scholes option pricing model, is amortized over the respective vesting period according to the graded vesting terms of the options, with each installment of a graded vesting award accounted for as a separate share option grant and separately measured and attributed to share-based compensation expense, generally over five years.

When the options are exercised, the Company issues new shares. The proceeds received upon the exercise of these options are credited to share capital and share premium when the options are exercised.

NOTE 3—FINANCIAL RISK MANAGEMENT:

Summarized below are individual customers whose revenue or trade receivable balances were 10% or higher of the respective total consolidated amounts:

	Three Months Ended March 31,		Nine Months Ended March 31,
Percentage of revenue	2010	2009	2010	2009
Customer A	30.7%	34.5%	33.1%	34.2%
Customer B	39.4%	33.5%	40.9%	40.8%
Customer C	11.8%	7.7%	9.6%	3.5%

			As of March 31,	As of June 30,
Percentage of trade receivables			2010	2009
Customer A			57.2%	59.1%
Customer B			5.2%	25.3%
Customer C			27.9%	10.5%

The Company monitors its capital risk on the basis of the debt-to-equity ratio, which is calculated by dividing its total debt (including borrowings, trade and other payables, current and deferred income tax liabilities, provisions and other noncurrent liabilities as shown in the consolidated balance sheets) by the total shareholders’ equity.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The debt-to-equity ratios are as follows:

	As of March 31,	As of June 30,
(in thousands, except for ratio)	2010	2009
Trade and other payables	$35,410	$36,146
Trade and other payable to an associate	9,747	9,281
Provisions	1,526	2,238
Borrowings	—	13,856
Current income tax liabilities	3,622	2,545
Finance lease	1,141	1,405
Deferred income tax liabilities	86	95

Total debt	$51,532	$65,566

Total equity, including convertible preferred shares	$125,475	$94,799

Debt-to-equity ratio	0.4	0.7

NOTE 4—CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS:

The preparation of the Company’s consolidated financial statements requires the Company to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. On an ongoing basis, the Company evaluates the estimates, judgments and assumptions including those related to revenue recognition, inventory reserve, warranty reserve, income taxes, share-based compensation and investment in an associate.

Revenue Recognition

The Company sells its products primarily to distributors, who in turn sell the products globally to various end customers. The Company’s revenue is net of the effect of the estimated stock rotation returns and price adjustments that it expects to provide to certain distributors. Stock rotation returns are governed by contract and are limited to a specified percentage of the monetary value of products purchased by distributors during a specified period. The Company estimates provision for stock rotation returns based on historical returns and individual distributor agreements. The Company also provides special pricing to certain distributors, primarily based on volume, to encourage resale of the Company’s products. The Company estimates the expected price adjustments at the time revenue is recognized based on distributor inventory levels, pre-approved future distributor selling prices, distributor margins and demand for our products. If actual stock rotation returns or price adjustments differ from its estimates, adjustments may be recorded in the period when such actual information is known. Provision for price adjustments is recorded as contra trade receivables and provision for stock rotations is recorded as provisions in the consolidated balance sheets.

Inventory Reserves

The Company carries inventories at the lower of cost or net realizable value on a first-in first-out basis. The Company records inventory reserves to adjust inventories to net realizable value when it believes that the net realizable value is less than the cost. Inventory reserves are made based on its periodic review of inventory quantities on hand as compared with its sales forecasts, historical usage, aging of inventories, production yield levels and current product selling prices. The Company’s sales forecasts may differ from actual results due to changes in market and economic conditions and changes in technologies. The difference between the actual and estimated reserves could have a material effect on the Company’s recorded inventory values and cost of goods sold.

Warranty Reserve

The Company provides a standard one-year warranty for the products it sells. The Company accrues for estimated warranty costs at the time revenue is recognized. Warranty cost is estimated based on the historical data and anticipated warranty claims known at the time that the estimate is made. If actual warranty costs differ significantly from the Company’s estimate, adjustments may be recorded in the future.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Accounting for Income Taxes

The Company is subject to income taxes in a number of jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company establishes accruals for certain tax contingencies based on estimates of whether additional taxes may be due. While the final tax outcome of these matters may differ from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The Company records deferred tax assets if, based on the estimate of future taxable income in a particular jurisdiction, it is probable that the Company will be able to utilize deferred tax assets. The Company’s judgments regarding future taxable income may change due to changes in market conditions, tax laws, tax planning strategies or other factors. If the Company’s assumptions and consequently the estimates change in the future, the deferred tax assets we have established may increase or decrease, resulting in changes in income tax expense. The Company’s effective tax rate is highly dependent upon the geographic distribution of the worldwide earnings or losses, the tax laws and regulations in each geographical region, the availability of tax credits and carry-forwards and the effectiveness of tax planning strategies.

For its interim financial statements, the Company estimates its annual effective tax rate and applies it to its year to date pre-tax income. The Company also records the tax effect of unusual or infrequently occurring discrete items including changes in judgment about valuation allowances and effects of changes in tax laws and rates, in the interim period in which they occur.

Share-Based Compensation Expense

The Company recognizes share-based compensation expenses based on the estimated fair value of the options determined by the Black-Scholes option pricing model, using the accelerated vesting attribution method. Share-based compensation expense is significant to the consolidated financial statements and is calculated using the Company’s best estimates, which involve inherent uncertainties and the application of management’s judgment. Significant estimates include fair value of the underlying common shares, expected term, share price volatility and forfeiture rates.

The Company establishes the expected term based on the historical data of similar entities’ data as adjusted for expected changes in future exercise patterns. The Company estimates forfeiture rates based on historical average period of time that options were outstanding and forfeited. The Company estimates expected volatility based on the volatility of similar entities whose shares are publicly available. The risk-free interest rate is based on the U.S. Treasury yields at the time of grant for periods corresponding to the expected term of the options. The expected dividend yield is zero based on the fact that the Company has not historically paid dividends and has no current intention to pay dividends.

Prior to our initial public offering, the absence of a public market for our common shares required the Company’s compensation committee of the board of directors, the members of which the Company believes have extensive business, industry, finance and venture capital experience, to estimate the fair value of the Company’s common shares for the purpose of granting options and for determining share-based compensation expense for the periods presented. In response to these requirements, the compensation committee, with input from management, estimated the fair value of the common shares at each meeting when options were granted. The Company commissioned an independent third party to conduct contemporaneous valuations to assist in the determination of the fair value of the common shares, except for the grant of options on March 1, 2010, the exercise price of which was determined after considering a preliminary valuation analysis provided to the Company by the representatives of the Company’s underwriters, the valuation of the common shares performed by an independent third party at December 31, 2009 and other factors.

The Company’s contemporaneous valuations, using the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, employed a two step process to arrive at an estimate of the value of the common shares. The first step of the analysis was to estimate the total enterprise value. The Company primarily relied on an income approach, specifically a discounted cash flow analysis, to estimate the total enterprise value. The discounted cash flow analysis involves applying appropriate risk-adjusted discount rates to estimated cash flows, based on forecasted revenue and costs. The assumptions used in connection with these valuations were based on the Company’s expected operating performance over the discrete forecast period. A terminal value was estimated for the value of the business beyond the discrete forecasted earnings period. This value was estimated by applying a multiple to the Company’s projections in the final year of the forecast period. The multiple was selected based on the data of a peer group of public companies in the industry. The discrete period cash flows and terminal value were then discounted to the present at our estimated cost of capital, which was developed through an analysis of required returns for companies in a similar stage of development. The results of the income approach were tested for reasonableness based on an analysis of the multiples of similar public companies.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The second step was to allocate our total enterprise value to the preferred and common classes of securities based on the relative rights and preferences of each class. We relied on the option pricing method, which treats the securities as call options on the underlying assets (or enterprise value) to allocate the enterprise value. Significant estimates required in the option pricing method include the expected time to liquidity, risk-free interest rate for the expected time to liquidity, expected dividend yield, fair value of the aggregate enterprise value and expected volatility of the underlying enterprise value.

Additionally, the Company considered a probability-weighted expected return method to estimate the value of the common shares. This methodology considers various scenarios of future exit events, including a public offering, sale, liquidation or remaining private. An estimate of future exit periods and events are made and the exit values are allocated to each class of security based on the rights and preferences that would be exercised to maximize the value of each class, based on seniority. The allocated values are then discounted to the present and weighted based on an assessment of the probability of each scenario. Probabilities of each scenario have been assessed by management at each date, based on consideration of then-current market conditions and changes in the underlying prospects of the Company.

The Company also reviewed a variety of factors in determining the deemed fair value of the common shares such as its own operating and financial performance, the introduction of new products, the price of the preferred share financings with third-party investors in arm’s length transactions, the lack of a public market for its common shares, industry growth and volume, the performance of similarly situated companies in our industry and stock market indices, emerging trends and issues, trends in consumer confidence and spending, overall economic indicators and the general economic outlook.

Investment in an Associate

The Company owned a 40.3% economic interest in Agape Package Manufacturing Limited (“APM”) at June 30, 2009 and March 31, 2010. APM is considered to be an associate after due consideration of the provisions under IAS 27, Consolidated and Separate Financial Statements and SIC Interpretation 12, Consolidation—Special Purpose Entities, including criteria such as the level of control or influence over the financial and operating policies of APM, the composition of APM’s board of directors, and the existence of any contractual obligation for APM to provide services to, or conduct its activities on behalf of the Company. The investment in APM is accounted for under the equity method of accounting.

NOTE 5—SEGMENT INFORMATION

The Company is organized as, and operates in, one operating segment: design, development and marketing of power semiconductor products for computing, consumer electronics, communication and industrial applications. The chief operating decision-maker is the Chief Executive Officer. The financial information presented to the Company’s Chief Executive Officer is on a consolidated basis, accompanied by information about revenue by customer and geographic region, for purposes of evaluating financial performance and allocating resources.

The Company sells its products primarily to distributors in the Asia Pacific region, who in turn sell these products to end customers. Because the Company’s distributors sell their products to end customers which may have global presence, revenue by geographical location are not necessarily representative of the geographical distribution of sales to end user markets. The revenue by geographical location in the following tables are based on the country or region in which the products were shipped to:

	Three Months Ended March 31,		Nine Months Ended March 31,
(in thousands)	2010	2009	2010	2009
Hong Kong	$75,204	$26,582	$213,403	$122,992
Korea	2,105	—	2,303	—
China	—	354	4	2,218
United States	212	34	320	786
Other countries	151	102	341	201

	$77,672	$27,072	$216,371	$126,197

The Company is domiciled in Bermuda. Substantially all of the Company’s revenue is derived from external customers outside the place of domicile. The breakdown of the revenue from external customers by country is disclosed above.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The following is a summary of revenue by product type:

	Three Months Ended March 31,		Nine Months Ended March 31,
(in thousands)	2010	2009	2010	2009
Power discrete	$66,106	$23,295	$188,327	$114,379
Power IC	11,566	3,777	28,044	11,818

	$77,672	$27,072	$216,371	$126,197

The following is a summary of noncurrent assets by geographic region where the assets are located:

(in thousands)	March 31, 2010	June 30, 2009
United States	$4,586	$5,531
Taiwan	235	186
China	56,704	46,444
The Cayman Islands	692	858
Other countries	112	52
Unallocated assets—Deferred income tax assets	2,283	1,218

	$64,612	$54,289

The Company’s noncurrent assets located in the Cayman Islands represent patents and exclusive licenses acquired by the Company.

NOTE 6—PROPERTY, PLANT AND EQUIPMENT:

(in thousands)	Manufacturing Machinery and Equipment	Equipment and Tooling	Computer Equipment	Office Furniture and Equipment	Leasehold Improvements	Equipment and Construction in Progress	Total
For the Year Ended June 30, 2009
Opening net book amount	12,520	3,400	1,975	338	6,390	1,112	25,735
Additions (net transfer out)	6,758	643	409	32	1,065	(177)	8,730
Disposals	—	(58)	(38)	(2)	(51)	—	(149)
Depreciation	(2,951)	(1,174)	(980)	(129)	(828)	—	(6,062)

Closing net book amount	16,327	2,811	1,366	239	6,576	935	28,254
As of June 30, 2009
Cost	19,679	7,072	4,971	650	7,668	935	40,975
Accumulated depreciation	(3,352)	(4,261)	(3,605)	(411)	(1,092)	—	(12,721)

Net book amount	$16,327	$2,811	$1,366	$239	$6,576	$935	$28,254

For the Nine Months Ended March 31, 2010
Opening net book amount	$16,327	$2,811	$1,366	$239	$6,576	$935	$28,254
Additions	4,726	859	335	110	330	4,395	10,755
Disposals	—	(2)	—	—	—	—	(2)
Depreciation	(3,248)	(902)	(666)	(88)	(617)	—	(5,521)

Closing net book amount	$17,805	$2,766	$1,035	$261	$6,289	$5,330	$33,486
As of March 31, 2010
Cost	24,405	7,917	5,306	760	7,998	5,530	51,716
Accumulated depreciation	(6,600)	(5,151)	(4,271)	(499)	(1,709)	—	(18,230)

Net book amount	$17,805	$2,766	$1,035	$261	$6,289	$5,330	$33,486

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Depreciation expense was charged to the consolidated statements of income (loss) as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
(in thousands)	2010	2009	2010	2009
Cost of goods sold	$1,566	$1,134	$4,436	$3,267
Research and development expenses	255	233	738	732
Selling, general and administrative expenses	100	134	347	421

	$1,921	$1,501	$5,521	$4,420

NOTE 7—INVESTMENT IN AN ASSOCIATE:

	Nine Months Ended March 31,	Year Ended June 30,
(in thousands)	2010	2009
Beginning of the period	$19,399	$19,394
Share of profit (loss)	4,914	(35)
Investment in an associate	—	40

End of the period	$24,313	$19,399

Summarized financial information of APM is outlined as follows:

	March 31,	June 30,
(in thousands)	2010	2009
Total assets	$93,975	$71,922
Total liabilities	$33,645	$23,926
Shareholders’ equity	$60,330	$47,996

	Three Months Ended March 31,		Nine Months Ended March 31,
(in thousands)	2010	2009	2010	2009
Revenue	$23,076	$8,720	$68,024	$32,338
Income(loss) before taxes	1,708	(1,698)	8,563	(1,524)
Income tax benefit (expense)	199	—	3,712	(355)
Net income (loss)	$1,907	$(1,698)	$12,275	$(1,879)

NOTE 8—TRADE RECEIVABLES:

	March 31,	June 30,
(in thousands)	2010	2009
Net billings	$32,785	$31,944
Less: Provision for price adjustments	(9,933)	(11,002)
Less: Provision for impairment	(30)	(30)

Trade receivables	$22,822	$20,912

The carrying amounts of trade receivables approximate their fair values due to their short maturity terms, and they are denominated in U.S. dollars.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The following is the aging analysis of net billings which were past due but not impaired. These relate to a number of distributors and non-distributors with no recent history of default.

	March 31,	June 30,
(in thousands)	2010	2009
Past due but not impaired
1—30 days past due	$458	$12,732
31—60 days past due	5	—
over 61 days past due	26	142

	$489	$12,874

Changes in the provision for price adjustments are as follows:

	Nine Months Ended March 31,	Year Ended June 30,
(in thousands)	2010	2009
Beginning of the period	$11,002	$8,769
Provision for the period	67,784	57,007
Utilized	(68,853)	(54,774)

End of the period	$9,933	$11,002

NOTE 9—INVENTORIES:

	March 31,	June 30,
(in thousands)	2010	2009
Raw materials	$7,058	$6,509
Work in progress	10,413	6,912
Finished goods	8,574	9,382

	$26,045	$22,803

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

NOTE 10—SHARE CAPITAL AND SHARE PREMIUM:

Common Shares

On March 17, 2010, the shareholders of the Company approved a 2-to-1 reverse share split of the Company’s common and preferred shares which became effective on March 17, 2010. All share and per share information included in the accompanying financial statements has been adjusted to reflect this reverse share split.

The Company’s bye-laws, as amended, authorized the Company to issue 24,000,000 and 24,337,905 common shares with par value of $0.002 as of June 30, 2009 and March 31, 2010, respectively. Each common share is entitled to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when and if declared by the Board of Directors, subject to the prior rights of holders of all classes of shares outstanding. No dividends have been declared as of March 31, 2010.

On February 10, 2010, the shareholders of the Company approved an increase in authorized share capital to 50,000,000 common shares and 10,000,000 undesignated preferred shares to be effective immediately upon the successful completion of a proposed initial public offering.

The shareholders also approved, subject to the completion of a proposed initial public offering, the adoption of the Employee Share Purchase Plan (the “ESPP”). The number of common shares reserved for issuance under the ESPP is 600,000 shares, subject to an automatic increase in January each year by the lesser of 0.75% of the outstanding common shares and 250,000 shares.

During the nine months ended March 31, 2009, the Company repurchased from its chief executive officer 31,914 shares of its own common shares at $9.40 per share for a total amount of $300,000.

2000 Share Plan

The 2000 Share Plan (the “2000 Plan”), as amended, authorized the Board of Directors to grant incentive share options and non-statutory share options to employees, directors and consultants of the Company and its subsidiaries for up to 5,425,000 common shares. Under the 2000 Plan, incentive share options and non-statutory share options are to be granted at a price that is not less than 100% and 85% of the fair value of the common share at the date of grant for employees and consultants, respectively. Options generally vest over a five-year period, 20% on the first anniversary from the grant date and ratably each month over the remaining 48-month period, and are exercisable for a maximum period of ten years after date of grant. Incentive share options granted to shareholders who own more than 10% of the outstanding shares of all classes of shares of the Company at the time of grant must be issued at an exercise price not less than 110% of the fair value of the common shares on the date of grant.

In connection with the adoption of the 2009 Share Option/Share Issuance Plan (“2009 Plan”) on September 18, 2009, the 2000 Share Plan was terminated and no further awards will be granted under the 2000 Share Plan.

2009 Share Option/Share Issuance Plan

The 2009 Plan, as approved in September 2009 at the annual general meeting of shareholders, authorized the Board of Directors to grant incentive share options, non-statutory share options and restricted shares to employees, directors, and consultants of the Company and its subsidiaries for up to 1,250,000 common shares. Under the 2009 Plan, incentive share options and non-statutory share options are to be granted at a price that is not less than 100% and 85% of the fair value of the common shares at the date of grant for employees and consultants, respectively. Options generally vest over a five-year period, 20% on the first anniversary from the grant date and ratably each month over the remaining 48-month period, and are exercisable for a maximum period of ten years after date of grant. Incentive share options granted to shareholders who own more than 10% of the outstanding shares of all classes of shares of the Company at the time of grant must be issued at an exercise price not less than 110% of the fair value of the common shares on the date of grant.

On February 10, 2010, the shareholders of the Company approved, subject to the completion of a proposed initial public offering, amendments to the 2009 Plan to increase, in January each year, the number of common shares reserved for issuance under the 2009 Plan by the lesser of 3% of the outstanding common shares and 750,000 shares.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

A summary of the status of the 2000 Plan and 2009 Plan and changes during the year ended June 30, 2009 and the nine months ended March 31, 2010 is presented as follows:

	Number of Options Outstanding	Weighted Average Exercise Price
As of June 30, 2008	4,223,749	$7.38
Options granted	447,500	9.18
Options exercised	(34,625)	1.46
Options cancelled or forfeited	(525,332)	10.26

As of June 30, 2009	4,111,292	7.26
Options granted	367,750	10.96
Options exercised	(50,875)	1.92
Options cancelled or forfeited	(201,163)	9.91

As of March 31, 2010	4,227,004	$7.52

The fair value of the common shares at the respective exercise date ranged from $7.60 to $13.00 and $8.40 to $15.00 for the fiscal year ended June 30, 2009 and for the nine months ended March 31, 2010, respectively.

The weighted average fair values of the options granted on the date of grant during the fiscal year ended June 30, 2009 and during the nine months ended March 31, 2010 were $3.30 and $5.25, respectively. They were determined using the Black-Scholes option pricing model. The significant inputs into the model were as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2010	2009	2010	2009
Fair value of common shares at grant dates	$15.00	$9.40	$8.40 - $15.00	$9.40 - $13.00
Exercise price	$15.00	$9.40	$8.40 - $15.00	$9.40 - $13.00
Volatility rate	51%	48%	49% - 51%	44% - 48%
Risk-free rate	2.3%	1.7%	2.2% - 2.6%	1.7% - 3.3%
Expected option life	5.5 years	5.5 years	5.5 years	5.5 years
Dividend yield	0%	0%	0%	0%

Information with respect to share options outstanding and share options exercisable at June 30, 2009 and March 31, 2010 is as follows:

	Options Outstanding			Options Vested and Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
As of June 30, 2009
$0.40 - $0.80	762,173	4.5	$0.72	761,375	$0.72
$2.00	396,483	5.4	2.00	369,547	2.00
$4.00	276,583	5.8	4.00	234,745	4.00
$6.00 - $7.60	605,650	7.4	6.62	318,681	6.20
$8.60 - $9.60	651,587	7.9	8.94	274,266	8.72
$11.00 - $11.40	485,667	8.1	11.14	223,320	11.12
$13.00 - $14.30	933,149	8.6	$13.04	299,249	$13.06

	4,111,292			2,481,183

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

	Options Outstanding			Options Vested and Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
As of March 31, 2010
$0.40 - $0.80	745,550	3.7	$0.72	745,550	$0.72
$2.00	363,083	4.6	2.00	363,083	2.00
$4.00	264,541	5.0	4.00	260,232	4.00
$6.00 - $7.60	598,427	6.6	6.62	402,048	6.30
$8.40 - $9.60	661,262	7.5	8.83	333,542	8.82
$10.50 - $11.40	625,403	7.9	10.98	309,153	11.09
$13.00 - $15.00	968,738	7.0	$13.24	415,552	$13.05

	4,227,004			2,829,160

The following table summarizes the Company’s options granted during the period from September 30, 2008 through March 31, 2010, and its estimated fair value at the time of grant:

Date of Grant	Number of Shares	Exercise Price (per Share)	Fair Value (per Share)
November 21, 2008	40,000	$9.40	$9.40
February 12, 2009	146,250	$9.40	$9.40
May 5, 2009	192,750	$7.60	$7.60
August 13, 2009	117,750	$8.40	$8.40
November 12, 2009	96,000	$10.50	$10.50
December 22, 2009	61,500	$10.50	$10.50
March 1, 2010	92,500	$15.00	$15.00

As part of the 2009 Plan approved by the shareholders of the Company on February 10, 2010, 37,500 share options are to be granted to the Company’s non-employee directors upon the effective date of the Company’s IPO. The exercise price of these grants will be the Company’s IPO price.

On March 22, 2010, the board of directors of the Company approved 125,000 share options to be granted to the Company’s chief executive officer and 310,000 share options to the Company’s other executive officers upon the effective date of the Company’s IPO. These options are to be granted with an exercise price equal to the Company’s IPO price (or with respect to a certain number of shares which will be granted at 110% of the IPO price).

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

NOTE 11—FINANCE LEASE LIABILITIES:

Finance lease liabilities include the following:

(in thousands)	March 31, 2010	June 30, 2009
Software license	$985	$1,237
Technology license	156	168

	1,141	1,405
Less: current portion	562	386

Long-term finance lease liabilities	$579	$1,019

Future minimum lease payments at June 30, 2009 and March 31, 2010 are as follows:

(in thousands)	March 31, 2010	June 30, 2009
No later than one year	$624	$482
Later than one year and no later than five years	549	998
Later than five years	100	125

	1,273	1,605
Less amount representing interest	132	200

Total finance lease liabilities	$1,141	$1,405

Finance lease liabilities are recognized at the present value of the minimum lease payments at the inception of the lease. The discount rate used in calculating the present value of the minimum lease payments is the Company’s incremental borrowing rate under the line of credit.

NOTE 12—BORROWINGS:

In December 2007, the Company entered into a line of credit agreement with a bank in the United States of America. It allowed for three-year installment advances for purchase of property, plant and equipment with a maximum amount of $35,000,000, which bore interest at 0.5% below the published Wall Street Journal Prime Rate per annum. It also allowed for a revolving facility of $5,000,000, which bore interest at 1.25% below the published Wall Street Journal Prime Rate per annum or at 1.75% above the published London Interbank Offered Rate per annum. The revolving facility and the ability to draw down advances for the purchase of property, plant and the equipment expired in December 2008. Any draw down was secured by virtually all the assets of the Company. The Company’s line of credit contained covenants restricting the Company’s operations and requiring the Company to meet specified financial covenants.

The draw down from the line of credit as of December 31, 2008 was $16,000,000. The outstanding loan amount of $16,000,000 was payable in 36 equal monthly installments plus interest starting January 2009. On October 7, 2009, the then outstanding loan balance of $12,125,000 was paid off in full to the bank.

NOTE 13—CASH AND CASH EQUIVALENTS:

(in thousands)	March 31, 2010	June 30, 2009
Cash at bank and on hand	$33,088	$38,097
Short-term bank deposits	25,164	22,319

Cash and cash equivalents	$58,252	$60,416

Denominated in
U.S. Dollar	$56,777	$58,243
Chinese Yuan (RMB)	938	1,986
Others	537	187

	$58,252	$60,416

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

NOTE 14—DEFERRED INCOME TAX:

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

(in thousands)	March 31, 2010	June 30, 2009
Deferred tax assets
Deferred tax asset to be recovered after more than 12 months	$1,331	$776
Deferred tax asset to be recovered within 12 months	952	442

	$2,283	$1,218

Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	$(43)	$(52)
Deferred tax liabilities to be recovered within 12 months	(43)	(43)

	$(86)	$(95)

The changes in the deferred income tax account are as follows:

(in thousands)	Nine Months Ended March 31, 2010	Year Ended June 30, 2009
Beginning of the period	$1,123	$679
Charged to statement of income (loss)	1,074	494
Charged directly to equity	—	(53)
Exchange differences	—	3

End of the period	$2,197	$1,123

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The changes in deferred income tax assets and liabilities during the nine months, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Deferred Income Tax Liabilities

(in thousands)	Accelerated Tax Depreciation	Others	Total
June 30, 2009	$(862)	$—	$(862)
Charged to the statement of income (loss)	174	—	174

March 31, 2010	$(688)	$—	$(688)

Deferred Income Tax Assets

(in thousands)	Tax Credits	Accrued Compensation	Accelerated Tax Depreciation	Others	Total
June 30, 2009	$930	$202	$550	$303	$1,985
Charged/(credited) to the statement of income (loss)	(123)	512	513	(2)	900

March 31, 2010	$807	$714	$1,063	$301	$2,885

Deferred income tax assets are recognized for credits carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company recognized $930,000 and $807,000 of U.S. federal research tax credit carried forward as of June 30, 2009 and March 31, 2010, respectively. The Company did not recognize deferred income tax assets of $1,065,000 and $1,209,000 related to California state tax credits carried forward at June 30, 2009 and at March 31, 2010, respectively, as the Company could not conclude that it would be probable that sufficient future taxable income would be generated to utilize these tax credits. The U.S. federal tax credits carried forward expire after 20 years, and there is no expiry dates for the California state tax credits carried forward. The credit carry-forwards are subject to change of ownership limitations under U.S. federal and state tax laws.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The Company and its subsidiaries conduct their businesses in several countries and regions and are subject to taxation in those jurisdictions. Dividend distributions received from the Company’s foreign subsidiaries may be subject to local withholding taxes when, and if, distributed. Deferred income tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries because the Company’s intent is to indefinitely reinvest any undistributed earnings in those subsidiaries. It is not practical to determine the amount of the liability if dividends from those subsidiaries were to occur. Cumulative undistributed earnings of foreign subsidiaries for which no deferred taxes have been provided were $10,876,000 and $14,332,000 at June 30, 2009 and at March 31, 2010, respectively.

NOTE 15—TRADE AND OTHER PAYABLES:

(in thousands)	March 31, 2010	June 30, 2009
Trade payables	$28,696	$32,453
Accrued expenses	6,714	3,693

	$35,410	$36,146

The carrying amounts of trade and other payables for the Company approximate their fair values due to their short maturity terms. They have contractual maturities ranging from 30 to 90 days.

NOTE 16—PROVISIONS:

(in thousands)	Warranty	Stock Rotation	Total
June 30, 2009	$1,094	$1,144	$2,238
Provisions charged to the statement of income (loss)	674	1,600	2,274
Utilized during the period	(680)	(2,306)	(2,986)

March 31, 2010	$1,088	$438	$1,526

NOTE 17—EXPENSES BY NATURE:

	Three Months Ended March 31,		Nine Months Ended March 31,
(in thousands)	2010	2009	2010	2009
Changes in inventories of finished goods and work in progress	$124	$(931)	$(2,229)	$9,989
Assembly and testing fee	21,362	7,900	63,036	34,184
Raw materials used	28,592	12,804	81,090	43,496
Royalty expense	—	—	—	221
Warranty expense	110	182	674	768
Shipping costs	819	333	2,247	1,454
Depreciation and amortization	2,266	1,863	6,600	5,515
Provision for (reversal of) write-down of inventories, net	99	377	216	304
Product prototypes	1,743	1,574	5,612	5,606
Employee benefit expense	9,207	6,071	24,234	20,235
Professional services fees	616	314	2,577	2,777
Operating lease expenses	375	404	1,170	1,175
Other expenses	3,072	769	6,140	4,287

Total cost of goods sold and operating expenses	$68,385	$31,660	$191,367	$130,012

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

NOTE 18—EMPLOYEE BENEFIT EXPENSE:

	Three Months Ended March 31,		Nine Months Ended March 31,
(in thousands)	2010	2009	2010	2009
Wages, salaries and bonuses	$7,935	$5,011	$20,805	$16,275
Share-based compensation	674	778	1,898	2,742
Social security costs	307	256	683	574
Pension costs—defined contribution plans	291	26	848	644

	$9,207	$6,071	$24,234	$20,235

Share-based compensation to employees was charged to the consolidated statements of income (loss) as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
(in thousands)	2010	2009	2010	2009
Cost of goods sold	$81	$65	$133	$217
Research and development expenses	193	275	596	937
Selling, general and administrative expenses	400	438	1,169	1,588

	$674	$778	$1,898	$2,742

NOTE 19—INCOME TAX EXPENSE:

	Three Months Ended March 31,		Nine Months Ended March 31,
(in thousands)	2010	2009	2010	2009
Current income tax
Overseas	$1,174	$(105)	$2,214	$222
Deferred income tax	(680)	355	(1,074)	(179)

	$494	$250	$1,140	$43

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The income tax on the Company’s profit (loss) before income tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profit (loss) of the consolidated entities as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
(in thousands)	2010	2009	2010	2009
Profit (loss) before income tax	$10,082	$(5,344)	$29,786	$(4,284)

Tax calculated at domestic tax rates applicable to profits in the respective countries which the entities conduct business	$454	$221	$1,071	$859
Income not subject to tax	(2)	(12)	(19)	(36)
Expenses not deductible for tax purposes	34	45	102	132
Overseas tax credits	(87)	(86)	(173)	(460)
Recognition of deferred tax assets	—	—	—	(534)
Others	95	82	159	82

Income tax expense	$494	$250	$1,140	$43

The current income tax liabilities are detailed as follows:

(in thousands)	Nine Months Ended March 31, 2010	Year Ended June 30, 2009
Beginning of the period	$2,545	$3,275
Current income tax expense	2,214	320
Foreign currency translation	4	3
Reclassification to tax receivable	11	74
Payments during the year/period	(1,152)	(1,127)

End of the period	$3,622	$2,545

NOTE 20—EARNINGS PER SHARE

Basic

Basic earnings per share is calculated by dividing the profit (loss) attributable to the equity holders of the Company by the weighed average number of common shares in issue during the reporting periods.

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. The Company has two categories of potential dilutive common shares: convertible preferred shares and share options. The convertible preferred shares are assumed to have been converted into common shares. For share options, a calculation is made in order to determine the number of shares that could have been acquired at fair value (determined as the average fair value of the Company’s common shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three Months Ended March 31,		Nine Months Ended March 31,
(in thousands of shares)	2010	2009	2010	2009
Shares used in computing basic earnings per share	7,970	7,897	7,949	7,913
Adjustment for:
Assumed conversion of convertible preferred shares	10,712	—	10,712	—
Diluted effect of share options	1,919	—	1,519	—

Shares used in computing diluted earnings per share	20,601	7,897	20,180	7,913

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The following potential dilutive securities are not included in the above calculation because their effect was anti-dilutive for the periods indicated:

	Three Months Ended March 31,		Nine Months Ended March 31,
(in thousands of shares)	2010	2009	2010	2009
Convertible preferred shares	—	10,712	—	10,712
Share options to purchase common share	—	4,130	970	4,130

Total anti-diluted common share equivalents	—	14,842	970	14,842

NOTE 21—CASH GENERATED FROM OPERATIONS:

	Nine Months Ended March 31,
(in thousands)	2010	2009
Profit (loss) before income tax	$29,786	$(4,284)
Adjustments for:
Depreciation (Note 6)	5,521	4,420
Amortization	1,092	1,099
Interest expense	162	453
Share of (profit) loss from an associate (Note 7)	(4,914)	633
Share-based compensation (Note 18)	1,898	2,742
Loss on disposal of property, plant and equipment (Note 6)	2	88

	33,547	5,151
Changes in working capital:
Inventories	(3,242)	14,699
Trade receivables	(1,910)	21,525
Other assets	(1,032)	(415)
Trade and other payables	(3,513)	(24,108)
Trade and other payables to an associate	466	(3,922)
Provisions	(712)	(1,951)

	(9,943)	5,828

Cash generated from operations	$23,604	$10,979

NOTE 22—COMMITMENTS:

Capital Commitments

Capital expenditures that the Company has committed to at the balance sheet date but not yet incurred are as follows:

(in thousands)	March 31, 2010	June 30, 2009
Property, plant and equipment contracted but not provided for	$9,571	$815

Operating Lease Commitments

The Company leases office space under non-cancellable operating leases with various expiration dates through 2022. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

(in thousands)	March 31, 2010	June 30, 2009
No later than one year	$1,390	$1,316
Later than one year and no later than five years	5,431	2,164
Later than five years	8,689	4,010

	$15,510	$7,490

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

NOTE 23—RELATED PARTY TRANSACTIONS:

The following transactions were carried out with related parties:

Purchase of Services and Used Equipment

The Company is a majority customer of APM. The Company purchases semiconductor packaging and testing services from APM during its ordinary course of business and management expects that the Company will continue to purchase these services from APM in the foreseeable future. During the fiscal year ended June 30, 2009 and the nine months ended March 31, 2010, the Company also purchased certain used equipment from APM. The related party transactions and balances are as follows:

	Nine Months Ended March 31,	Year Ended June 30,
(in thousands)	2010	2009
Trade and other payables to APM (Beginning of period)	$9,281	$8,746
Purchase of semiconductor packaging and testing services from APM	58,630	45,112
Purchase of used equipment from APM	165	261
Payments made to APM	(58,329)	(44,838)

Trade and other payables to APM (End of period)	$9,747	$9,281

The carrying amount of payables to APM approximates its fair value due to its short maturity term.

Key Management and Director Compensation

Key management includes the Company’s chief executive officer and his executive members and the Company’s chief accounting officer. The following outlines the cash compensation paid and share-based compensation to key management and directors for the periods presented:

	Three Months Ended March 31,		Nine Months Ended March 31,
(in thousands)	2010	2009	2010	2009
Salaries	$588	$524	$1,876	$1,679
Bonuses	9	15	43	73
Share-based compensation	187	282	621	870
Other compensation	—	3	31	27
Nonexecutive directors fees	4	14	20	22

	$788	$838	$2,591	$2,671

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition and results of our operations in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this Form 6-K. Our consolidated financial statements contained in this Form 6-K are prepared in accordance with IFRS. All references to “we”, “us”, “our” or “the Company” refer to Alpha and Omega Semiconductor Limited and its subsidiaries.

Overview

We are a designer, developer and global supplier of a broad range of power semiconductors. Our portfolio of power semiconductors is extensive, with over 600 products, and has grown rapidly with the introduction of over 100 new products each year during the past three fiscal years. We seek to differentiate ourselves by integrating our expertise in device physics, process technology, design and advanced packaging to optimize product performance and cost. Our broad portfolio of products targets high-volume end-market applications, such as notebooks, netbooks, flat panel displays, mobile phone battery packs, set-top boxes, portable media players and power supplies.

Our transnational business model leverages global resources, including leading research and development expertise in the United States, cost-effective semiconductor manufacturing in Asia and localized sales and technical support in several fast-growing electronics hubs globally. Our core research and development team, based in Silicon Valley, is complemented by our design center in Taiwan and process, packaging and testing engineers in China. While we utilize third-party foundries for all of our wafer fabrication, we deploy and implement our proprietary power discrete processes at these third-party foundries to maximize the performance and quality of our products. We primarily rely upon our in-house capacity and an associated provider for packaging and testing. We believe our in-house packaging and testing capabilities provide us with a competitive advantage in proprietary packaging technology, product quality, cost, flexibility and cycle time.

On May 4, 2010, we completed our initial public offering (the “IPO”) of common shares in which we sold and issued 3.4 million common shares at the IPO price of $18.00 per share. We raised a total of $61.2 million in gross proceeds from the IPO, and received $56.9 million in net proceeds after deducting underwriting discounts and commissions of $4.3 million. The underwriters have the option for thirty days from the date of the underwriting agreement in connection of the IPO to purchase up to an additional 762,897 shares to cover over-allotments at a price of $18.00 per share.

Factors affecting our performance

Our performance is affected by several key factors, including the following:

Global economic conditions. Because our products primarily serve consumer applications, global economic conditions could materially affect our revenue.

Distributor ordering patterns and seasonality. Our distributors place purchase orders with us based on their forecasts of end customer demand, and this demand may vary significantly depending on the sales outlooks and market and economic conditions of end customers. Because these forecasts may not be accurate, channel inventory held at our distributors may fluctuate significantly, which in turn may prompt distributors to make significant adjustments to their purchase orders placed with us. As a result, our revenue and operating results may fluctuate significantly from quarter to quarter. In addition, because our products are used in consumer electronics products, our revenue is subject to seasonality. Typically in the past, we have experienced sales peaks two to three months ahead of major holidays such as Christmas and Lunar New Year. However, this seasonal factor has been in the past, and may in the future be, partially offset by revenue generated from new products or changes in distributor ordering patterns in response to channel inventory adjustments and end customer demand for our products. This departure from the normal pattern was demonstrated by the strong revenue for the third fiscal quarter ended March 31, 2010, which typically had the lowest quarterly revenue in our seasonal pattern.

Product introductions and customers’ specifications. Our success depends on our ability to introduce products on a timely basis that meet our customers’ specifications. Both factors – timeliness of product introductions and conformance to customers’ requirements – are equally important in securing design wins with our customers. Our failure to introduce products on a timely basis that meet customers’ specifications could adversely affect our financial performance.

Erosion of average selling prices. Erosion of average selling prices of established products is typical in our industry. Consistent with this historical trend, we expect that average selling prices of our products will continue to decline in the future. However, as a normal course of business, we seek to offset the effect of declining average selling prices by reducing manufacturing costs of existing products and introducing new and higher value-added products.

Capacity utilization. Capacity utilization may affect our gross margin because we have certain fixed costs associated with our in-house packaging and testing facility. We currently intend to use a portion of the net proceeds received by us from the IPO to further expand our in-house packaging and testing capacity. If we are unable to utilize the capacity of our in-house facility at the desirable level, our gross margin may be adversely affected.

Other factors that may affect comparability

Public company expenses

On May 4, 2010, we completed the IPO and our common shares are listed on The NASDAQ Global Market. As a result, we are now required to comply with laws, rules and regulations that we did not need to comply with as a private company. These compliances include provisions of the Sarbanes-Oxley Act of 2002, applicable SEC regulations and the requirements of The NASDAQ Global Market. We expect our selling, general and administrative expenses to increase due to the additional legal, accounting and consulting fees as well as additional headcount that we will incur in order to comply with these requirements, including costs associated with establishing and maintaining internal control over financial reporting and preparing and filing periodic reports required under federal securities laws. In addition, as a public company, it will be more expensive for us to obtain directors’ and officers’ liability insurance. We also established the Employee Share Purchase Plan (the “ESPP”) effective upon our IPO, pursuant to which eligible employees will be granted purchase rights to acquire our common shares periodically at a discount, and we will incur share-based compensation expense associated with such purchase rights.

Principal line items of statements of income (loss)

The following describes the principal line items set forth in our consolidated statements of income (loss):

Revenue

We generate revenue from the sale of our power semiconductors, consisting of power discretes and power ICs. Historically, a substantial majority of our revenue was derived from power discrete products, and a small but growing amount was derived from power IC products. Because our products typically have three to five-year life cycles, the rate of new product introductions is an important driver of revenue growth over time. We believe that expanding the breadth of our product portfolio is important to our business prospects, as it provides us with an opportunity to increase our total bill-of-materials within an electronic system and to address the power requirements of additional electronic systems.

The following is a summary of revenue by product type:

	Three Months Ended March 31,		Nine Months Ended March 31,
(in thousands)	2010	2009	2010	2009
Power discrete	$66,106	$23,295	$188,327	$114,379
Power IC	11,566	3,777	28,044	11,818

	$77,672	$27,072	$216,371	$126,197

We sell our products primarily to distributors in the Asia Pacific region. Because our distributors sell their products to end customers who may have a global presence, revenue by geographic location is not necessarily representative of the geographic distribution of sales to end customers. The revenue by geographic location in the following table is based on the country or region to which the products were shipped:

	Three Months Ended March 31,		Nine Months Ended March 31,
(in thousands)	2010	2009	2010	2009
Hong Kong	$75,204	$26,582	$213,403	$122,992
Korea	2,105	—	2,303	—
China	—	354	4	2,218
United States	212	34	320	786
Other countries	151	102	341	201

	$77,672	$27,072	$216,371	$126,197

Our revenue includes the effect of the estimated stock rotation returns and price adjustments that we expect to provide to our distributors. Stock rotation returns are governed by contract and are limited to a specified percentage of the monetary value of products purchased by the distributor during a specified period. At our discretion or upon our direct negotiations with ODMs or OEMs, we may elect to grant special pricing that is below the prices at which we sold our products to the distributors; in these situations, we will grant price adjustments to the distributors reflecting such special pricing. We estimate the price adjustments for inventory at the distributors based on factors such as distributor inventory levels, pre-approved future distributor selling prices, distributor margins and demand for our products.

Cost of goods sold

Our cost of goods sold primarily consists of costs associated with semiconductor wafers, packaging and testing, personnel, including share-based compensation expense, overhead attributable to manufacturing, operations and procurement, warranty and inventory reserves. Our inventory reserves are based on the historical data and forecasted demand for our products. Because lead times at our manufacturing partners can be up to three months, we typically purchase our inventory based on our sales forecasts. As a result, we are subject to potential inventory excess and obsolescence risk. As the volume of sales increases, we expect cost of goods sold will also increase in absolute dollar amount.

Operating expenses

Our operating expenses consist of research and development and selling, general and administrative expenses. We expect that our total operating expenses will generally increase in absolute dollar amount over time due to our belief that our business will continue to grow. However, our operating expenses as a percentage of revenue may fluctuate from period to period.

Research and development expenses. Our research and development expenses consist primarily of salaries, bonuses, benefits, share-based compensation expenses, expenses associated with new product prototypes, occupancy costs, travel expenses, fees for engineering services provided by outside contractors and consultants, amortization of software and design tools, depreciation of equipment and related overhead costs for research and development personnel. Our share-based compensation expense is calculated using the accelerated amortization method that is required under IFRS. As we continue to develop new technologies and products, we expect our research and development expenses to increase in absolute dollar amount.

Selling, general and administrative expenses. Our selling, general and administrative expenses consist primarily of salaries, bonuses, benefits, share-based compensation expenses, product promotion costs, occupancy costs, travel expenses, expenses related to sales and marketing activities, amortization of software, depreciation of equipment, maintenance costs and other expenses for general and administrative functions as well as costs for outside professional services, including legal, audit and accounting services. Our share-based compensation expense is calculated using the accelerated amortization method that is required under IFRS. We expect our selling, general and administrative expenses to increase in absolute dollar amount as we expand our business, and we expect to incur additional expenses associated with being a public company.

Finance income and cost

Finance income consists of interest earned on our cash and cash equivalents, while finance cost consists of interest expense associated with our bank borrowings.

Share of profit (loss) of an associate

We own a 40.3% economic interest in APM. The investment is accounted for under the equity method of accounting. Accordingly, we record our share of APM’s net profit or loss on our statements of income (loss).

Income tax expense (benefit)

We are subject to income taxes in various jurisdictions. Significant judgment and estimates are required in determining our worldwide income tax expense. The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations of different jurisdictions globally. We establish accruals for potential liabilities and contingencies based on our best estimate of certain potential tax exposures. If the actual tax outcome of such exposures is different from the amounts that were initially recorded, the differences will impact the income tax and deferred tax provisions in the period in which such determination is made. Changes in the location of taxable income and loss could result in significant changes in our income tax expense.

We record deferred tax assets to the extent it is probable that we will be able to utilize them, based on our estimate of future taxable income in a particular jurisdiction. Our judgments regarding future taxable income may change due to changes in market conditions, changes in tax laws, tax planning strategies or other factors. If our assumptions and consequently our estimates change in the future, the deferred tax assets may increase or decrease, resulting in corresponding changes in income tax expense. Our effective tax rate is highly dependent upon the geographic distribution of our worldwide profits or losses, the tax laws and regulations in each geographical region where we have operations, the availability of tax credits and carryforwards and the effectiveness of our tax planning strategies.

Results of operations

The following tables set forth selected statements of income data derived from our unaudited consolidated financial statements, also expressed as a percentage of revenue, for the three and nine months ended March 31, 2009 and 2010.

	Three Months Ended March 31,		Nine Months Ended March 31,
	2010	2009	2010	2009
	(in thousands)
Revenue	$77,672	$27,072	$216,371	$126,197
Cost of goods sold	56,845	23,509	158,730	100,114

Gross profit	20,827	3,563	57,641	26,083

Research and development expenses	5,447	3,899	15,040	14,416
Selling, general and administrative expenses	6,093	4,252	17,597	15,482

Total operating expenses	11,540	8,151	32,637	29,898

Operating profit (loss)	9,287	(4,588)	25,004	(3,815)

Finance income	11	54	30	617
Finance cost	(31)	(135)	(162)	(453)

Finance income (loss), net	(20)	(81)	(132)	164

Share of profit (loss) of an associate	815	(675)	4,914	(633)

Profit (loss) before income tax	10,082	(5,344)	29,786	(4,284)
Income tax expense	494	250	1,140	43

Profit (loss) for the period attributable to equity holders of the Company	$9,588	$(5,594)	$28,646	$(4,327)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2010	2009	2010	2009
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	73.2	86.8	73.4	79.3

Gross profit	26.8	13.2	26.6	20.7

Research and development expenses	7.0	14.4	7.0	11.4
Selling, general and administrative expenses	7.9	15.7	8.1	12.3

Total operating expenses	14.9	30.1	15.1	23.7

Operating profit (loss)	11.9	(16.9)	11.5	(3.0)

Finance income	0.0	0.2	0.0	0.5
Finance cost	(0.0)	(0.5)	(0.1)	(0.4)

Finance income (loss), net	(0.0)	(0.3)	(0.1)	0.1

Share of profit (loss) of an associate	1.0	(2.6)	2.3	(0.5)

Profit (loss) before income tax	12.9	(19.8)	13.7	(3.4)
Income tax expense	0.6	0.9	0.5	0.0

Profit (loss) for the period attributable to equity holders of the Company	12.3%	(20.7)%	13.2%	(3.4)%

Revenue

Our revenue increased by 186.9%, or $50.6 million, from $27.1 million to $77.7 million for the three months ended March 31, 2009 and 2010, respectively, primarily as a result of a 200.2% increase in unit shipments due to increased end demand for our products in the computing and consumer electronic market, partially offset by a slight 4.4% decline in average selling prices. As we continued to expand our power IC product family, revenue from our power IC products increased by 206.2%, or $7.8 million, from $3.8 million to $11.6 million for the three months ended March 31, 2009 and 2010, respectively.

Our revenue increased by 71.5%, or $90.2 million, from $126.2 million to $216.4 million for the nine months ended March 31, 2009 and 2010, respectively, primarily as a result of a 101.1% increase in unit shipments, partially offset by a 14.7% decline in average selling prices. Revenue from our power IC products increased by 137.3%, or $16.2 million, from $11.8 million to $28.0 million for the nine months ended March 31, 2009 and 2010, respectively.

Cost of goods sold and gross profit

Cost of goods sold increased by 141.8%, or $33.3 million, from $23.5 million to $56.8 million for the three months ended March 31, 2009 and 2010, respectively, primarily as a result of increased unit shipments. Our gross margin improved from 13.2% to 26.8% for the three months ended March 31, 2009 and 2010, respectively. This gross margin improvement was primarily due to greater economies of scale and, to a lesser extent, changes in product mix.

Cost of goods sold increased by 58.5%, or $58.6 million, from $100.1 million to $158.7 million for the nine months ended March 31, 2009 and 2010, respectively, primarily as a result of increased unit shipments. Our gross margin improved from 20.7% to 26.6% for the nine months ended March 31, 2009 and 2010, respectively. This gross margin improvement was mainly due to increased capacity utilization of our in-house packaging and testing facility, which absorbed more fixed overhead.

Research and development expenses

Research and development expenses increased by 39.7%, or $1.5 million, from $3.9 million to $5.4 million for the three months ended March 31, 2009 and 2010, respectively. This increase was primarily attributable to a $0.9 million increase in salary, bonus and vacation expenses and a $0.4 million increase in engineering and new products prototyping expenses as we continued to invest in new products development. For the three months ended March 31, 2009, in response to the global economic downturn, we implemented a temporary salary reduction program and had less bonus payouts as well as arranged temporary office closures in conjunction with our major holidays schedule. Our share-based compensation expense was $0.3 million and $0.2 million for the three months ended March 31, 2009 and 2010, respectively.

Research and development expenses increased by 4.3%, or $0.6 million, from $14.4 million to $15.0 million for the nine months ended March 31, 2009 and 2010, respectively. This increase was primarily attributable to a $1.2 million increase in salary, bonus and vacation expenses, partially offset by a $0.6 million decrease in engineering expenses due to the timing of our new products prototyping. For part of the nine months ended March 31, 2009, in response to the global economic downturn, we implemented a temporary salary reduction program and had less bonus payouts as well as arranged temporary office closures in conjunction with our major holidays schedule. Our share-based compensation expense was $0.9 million and $0.6 million for the nine months ended March 31, 2009 and 2010, respectively.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by 43.3%, or $1.8 million, from $4.3 million to $6.1 million for the three months ended March 31, 2009 and 2010, respectively. This increase was primarily due to an additional $1.1 million in salary, bonus and vacation expenses and $0.3 million incremental expenses related to our IPO process for the three months ended March 31, 2010. Our marketing samples, commissions and traveling expenses also increased by $0.1 million as compared to the three months ended March 31, 2009. For the three months ended March 31, 2009, in response to the global economic downturn, we implemented a temporary salary reduction program and had less bonus payouts as well as arranged temporary office closures in conjunction with our major holidays schedule. Our share-based compensation expense was $0.4 million for each of the three months ended March 31, 2009 and 2010.

Selling, general and administrative expenses increased by 13.7%, or $2.1 million, from $15.5 million to $17.6 million for the nine months ended March 31, 2009 and 2010, respectively. This increase was primarily due to an additional $1.9 million in salary, bonus and vacation expenses and $1.0 million incremental expenses related to our IPO process for the nine months ended March 31, 2010. Our marketing samples, commissions and traveling expenses for the nine months ended March 31, 2010 was $0.3 million higher than the nine months ended March 31, 2009. These increases were partially offset by $1.2 million of legal costs that were incurred in the nine months ended March 31, 2009 related to a patent litigation which was settled in October 2008. For part of the nine months ended March 31, 2009, in response to the global economic downturn, we implemented a temporary salary reduction program and had less bonus payouts as well as arranged temporary office closures in conjunction with our major holidays schedule. Our share-based compensation expense was $1.6 million and $1.2 million for the nine months ended March 31, 2009 and 2010, respectively.

Finance income and cost

Finance income was $54,000 and $11,000 for the three months ended March 31, 2009 and 2010, respectively, as a result of lower interest earned on our cash balances. Finance cost was $135,000 and $31,000 for the three months ended March 31, 2009 and 2010, respectively, due to lower interest rates on our borrowings and the repayment of our borrowings in full in October 2009.

Finance income was $0.6 million and $30,000 for the nine months ended March 31, 2009 and 2010, respectively, as a result of lower interest earned on our cash balances due to lower interest rates. Finance cost was $0.5 million and $0.2 million for the nine months ended March 31, 2009 and 2010, respectively, due to lower interest rates on our borrowings and the repayment of our borrowings in October 2009.

Share of profit/(loss) of an associate

Our share of APM’s net profit went from a loss of $0.7 million to a profit of $0.8 million for the three months ended March 31, 2009 and 2010, respectively. The increase was due to higher processing volume generated by APM.

Our share of APM’s net profit went from a loss of $0.6 million to a profit of $4.9 million for the nine months ended March 31, 2009 and 2010, respectively. The increase was due to increased processing volume by APM and a $2.0 million benefit related to our share of deferred tax assets APM recognized during the nine months ended March 31, 2010.

Income tax expense

Income tax expense increased by $0.2 million from $0.3 million to $0.5 million for the three months ended March 31, 2009 and 2010, respectively, due primarily to changes in the geographic mix of income in the jurisdictions in which we operate throughout the world.

Income tax expense increased by $1.1 million from $43,000 to $1.1 million for the nine months ended March 31, 2009 and 2010, respectively, due primarily to a recognition of deferred tax assets of $0.5 million and a tax credit of $0.3 million during the nine month ended March 31, 2009 as well as changes in the geographic mix of income in the jurisdictions in which we operate throughout the world.

Liquidity and capital resources

Our principal need for liquidity and capital resources is to maintain working capital sufficient to support our operations and to make capital expenditures to finance the growth of our business. To date, we have primarily financed our operations through proceeds from the issuance of preferred shares, funds generated from operations and borrowings under our former term loan and revolving lines of credit.

On May 4, 2010, we completed our IPO in which we sold and issued 3.4 million shares of our common shares, at the IPO price of $18.00 per share. We raised a total of $61.2 million in gross proceeds from the IPO, and received $56.9 million in net proceeds after deducting underwriting discounts and commissions of $4.3 million. The underwriters have the option for thirty days from the date of the underwriting agreement in connection with the IPO to purchase up to an additional 762,897 shares to cover over-allotments at a price of $18.00 per share.

We intend to use approximately $20 million to $30 million of the net proceeds received by us from our IPO to expand our in-house packaging and testing capacity. We intend to use the remaining net proceeds for general corporate purposes, including working capital, marketing, research and development and capital expenditures. In addition, we may choose to expand our current business through acquisitions of other businesses, products or technologies.

We believe that our current cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs, including working capital and capital expenditures, for at least the next twelve months. In the long-term, we may require additional liquidity due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash is insufficient to meet our needs, we may seek to raise capital through equity or debt financing. The sale of additional equity securities could result in additional dilution to our shareholders and those securities may have rights senior to those of our common shares. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all.

In December 2007, we entered into an agreement with a commercial bank for a line of credit and equipment term loan with maximum limits of $5 million and $35 million, respectively. We never drew down on the line of credit, which expired in December 2008 without renewal. Our total borrowing outstanding under the equipment term loan was $13.9 million as of June 30, 2009. On October 7, 2009, the then outstanding balance of $12.1 million under this equipment term loan was paid off in full. The effective interest rate for the borrowings was 3.4% for the year ended June 30, 2009. The effective interest rate for the borrowing was 2.8% from July 1, 2009 to October 7, 2009, when the loan was paid off.

In April 2010, one of our subsidiaries in China entered into a revolving line of credit arrangement with a Chinese bank to allow us to draw down, from time to time, up to 80% of the balance of the subsidiary’s accounts receivable with a maximum amount of 30 million Renminbi (equivalent of $4.4 million as of March 31, 2010) to finance the subsidiary’s accounts receivable on a maximum of 120-day repayment term. The interest rate on each drawdown varies and indexes to the published London Interbank Offered Rate per annum. The subsidiary is required to meet certain financial covenants under the line of credit.

Cash and cash equivalents

As of March 31, 2010 and June 30, 2009, we had $58.3 million and $60.4 million of cash and cash equivalents, respectively. Our cash and cash equivalents primarily consist of cash on hand and short-term bank deposits with original maturities of three months or less.

The following table shows our net cash generated from operating activities, net cash used in investing activities and net cash generated from (used in) financing activities for the periods indicated:

	Nine months ended March 31,
	2010	2009
	(in thousands)
Net cash generated from operating activities	$22,290	$9,597
Net cash used in investing activities	(9,177)	(6,357)
Net cash generated from (used in) financing activities	(15,291)	4,706

Net increase (decrease) in cash and cash equivalents	$(2,178)	$7,946

Cash flows from operating activities

Our net cash generated from operating activities for the nine months ended March 31, 2010 was $22.3 million, primarily due to our net profit of $28.6 million. This amount was increased by depreciation and amortization expense of $6.6 million and share-based compensation expense of $1.9 million. Net cash generated from operating activities was partially offset by share of profit from an associate of $4.9 million, an increase in accounts receivable of $1.9 million as our collections were less than our shipments and a decrease of $3.0 million in trade and other payables, including trade payable to an associate, as we paid off our suppliers at a faster rate and produced more finished goods in our in-house manufacturing facility, and by an increase of $3.2 million in inventory as we increased our inventory production to meet increasing demands from our customers.

Our net cash generated from operating activities for the nine months ended March 31, 2009 was $9.6 million, which consisted primarily of our net loss of $4.3 million, increased by depreciation and amortization expense of $5.5 million and share based compensation of $2.7 million, a decrease of $21.5 million in accounts receivable as our collections were more than our shipments and a decrease of $14.7 million in inventories due to our operating initiatives in managing inventory levels during the economic downturn. Our net cash generated from operating activities was partially offset by a $28.0 million decrease in trade and other payables, including trade payable to an associate due to decreased inventory purchases.

Cash flows from investing activities

Our net cash used in investing activities was $9.2 million and $6.4 million for the nine months ended March 31, 2010 and 2009, respectively. Both amounts were primarily attributable to the purchase of property, plant and equipment to expand our in-house packaging and testing capacity.

Cash flows from financing activities

Our net cash used in financing activities for the nine months ended March 31, 2010 was $15.3 million, which was primarily attributable to the repayment of our equipment term loan. Our net cash generated from financing activities for the nine months ended March 31, 2009 was $4.7 million, principally due to additional borrowing under our equipment term loan.

Capital expenditures

Our capital expenditures principally have consisted of the purchases of property, plant and equipment and intangible assets. Our capital expenditures were $9.2 million and $6.7 million for the nine months ended March 31, 2010 and 2009, respectively. The majority of the capital expenditures for the nine months ended March 31, 2010 and 2009 were related to our in-house packaging and testing facility. These expenditures included acquisition of packaging and testing equipment, clean room setup, information technology infrastructure and leasehold improvements.

Contractual obligations

The following table provides selected information regarding our contractual obligations as of March 31, 2010:

	Payments Due by Period
(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Finance leases	$1,273	$624	$499	$50	$100
Capital commitments with respect to property, plant and equipment	9,571	9,571	—	—	—
Purchase commitments with respect to inventory	30,929	30,929	—	—	—
Operating lease obligations	15,510	1,390	2,457	2,974	8,689

Total contractual obligations	$57,283	$42,514	$2,956	$3,024	$8,789

As of March 31, 2010, we had recorded liabilities of $1.8 million for uncertain tax positions and $0.3 million for potential interest and penalty, which are not included in the above table because we are unable to reliably estimate the amount of payments in individual years that will be made in connection with these uncertain tax positions.

Off-balance sheet arrangements

As of March 31, 2010, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of the SEC’s Regulation S-K.

Critical accounting policies and estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with IFRS, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States. The preparation of our consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected. On an ongoing basis, we evaluate the estimates, judgments and assumptions including those related to revenue recognition, inventory reserve, warranty reserve, income taxes, share-based compensation, and investment in an associate. There have been no material changes from the methodology applied by management for critical accounting estimates previously disclosed in the final prospectus prepared in connection with our registration statement on Form F-1.

Quantitative and qualitative disclosures about market risk

Foreign currency risk

We and our principal subsidiaries use U.S. dollars as our functional currency because most of the transactions are conducted and settled in U.S. dollars. All of our revenue and a significant portion of our operating expenses are denominated in U.S. dollars. However, foreign currencies are required to fund our overseas operations, primarily in Taiwan and China. Operating expenses of overseas operations are denominated in their respective local currencies. We have investments in foreign operations, whose net assets are potentially exposed to foreign currency translation risk. The functional currency for our in-house packaging and testing facility in China is U.S. dollars and a significant majority of our capital expenditures are denominated in U.S. dollars. Our management believes that our exposure to foreign currency translation risk is not significant because the net assets denominated in foreign currencies pertaining to foreign operations, principally in Taiwan and China, are not significant to our consolidated net assets.

Interest rate risk

Our interest-bearing assets comprise mainly interest-bearing short-term bank balances. We manage our interest rate risk by placing such balances in instruments with various short-term maturities and interest rate terms. Borrowings expose us to interest rate risk. Borrowings are drawn down after due consideration of market conditions and expectation of future interest rate movements. In the past, our borrowings have been subject to floating interest rates, and future borrowings may expose us to cash-flow interest rate risk. We do not believe that a 10% change in interest rates as of March 31, 2010 would materially affect our results of operations.

Credit risk

Credit risk arises from cash and cash equivalents deposited with banks and financial institutions and credit exposure to distributors on outstanding receivables. We manage our credit risk associated with exposure to distributors and end customers on outstanding trade receivables through the application of credit approvals, credit ratings and other monitoring procedures. In some instances, we also obtain letters of credit from certain customers.

Credit sales, which are mainly on credit terms of 30 days, are only made to customers who meet our credit standards, while sales to new customers or customers with low credit ratings are usually made on an advance payment basis. Our management considers our financial assets to be of good credit quality because our key distributors have long-standing business relationships with us and we have not experienced any significant bad debt write-offs of trade receivables in the past.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 14, 2010	Alpha and Omega Semiconductor Limited

	By	/S/ EPHRAIM KWOK
	Name:	Ephraim Kwok
	Title:	Chief Financial Officer